SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________ )*

                           Liberty Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   53128 10 3
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                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 26, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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   CUSIP NO. 531281 10 3                                    PAGE 2 of 10
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                                  SCHEDULE 13D

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Atalanta Selective Fund Number Six Limited Partnership
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [   ]
                                                                     (b)  [ X ]
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3.  SEC USE ONLY


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4.  SOURCE OF FUNDS*

     WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
    ITEMS 2(D) OR 2(E)                                                   [    ]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
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             NUMBER OF         7.   SOLE VOTING POWER              380,200 (1)
              SHARES           ------------------------------------------------
           BENEFICIALLY        8.  SHARED VOTING POWER                0
             OWNED BY          ------------------------------------------------
               EACH            9.  SOLE DISPOSITIVE POWER          380,200 (1)
             REPORTING         ------------------------------------------------
            PERSON WITH        10. SHARED DISPOSITIVE POWER           0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  380,200 (1)
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          7.6%

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14. TYPE OF REPORTING PERSONS*
                                            PN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) L. MARK NEWMAN IS THE OWNER OF A 70% INTEREST IN, AND THE GENERAL PARTNER OF, ATALANTA SELECTIVE FUND NUMBER SIX LIMITED PARTNERSHIP.

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   CUSIP NO. 531281 10 3                                    PAGE 3 of 10
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    L. Mark Newman
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [   ]
                                                                     (b)  [ X ]

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3.  SEC USE ONLY


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4.  SOURCE OF FUNDS*

    Not Applicable

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
    ITEMS 2(D) OR 2(E)                                                    [   ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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             NUMBER OF         7.  SOLE VOTING POWER                   0
              SHARES           ------------------------------------------------
           BENEFICIALLY        8.  SHARED VOTING POWER              380,200 (1)
             OWNED BY          ------------------------------------------------
               EACH            9.  SOLE DISPOSITIVE POWER              0
             REPORTING         ------------------------------------------------
            PERSON WITH        10. SHARED DISPOSITIVE POWER         380,200 (1)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   380,200 (1)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      7.6%

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14.  TYPE OF REPORTING PERSONS*
                                          IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) 380,200 SHARES OF COMMON STOCK ARE OWNED BY ATALANTA SELECTIVE FUND NUMBER SIX LIMITED PARTNERSHIP. L. MARK NEWMAN IS THE OWNER OF A 70% IN, AND THE GENERAL PARTNER OF, ATALANTA SELECTIVE FUND NUMBER SIX LIMITED
      PARTNERSHIP.

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   CUSIP NO. 531281 10 3                                    PAGE 4 of 10
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ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Liberty Technologies, Inc., a Pennsylvania corporation ("Liberty"). The principal executive offices of Liberty are located at 555 North Lane, Lee Park, Conshohocken, Pennsylvania.

ITEM 2.  IDENTITY AND BACKGROUND

     The information set forth below is given with respect to (i) Atalanta Services Fund Number Six Limited Partnership, a Nevada Limited Partnership (the "Partnership"), and (ii) L. Mark Newman (collectively, the "Reporting Persons") on Annex A. On Annex A, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates, in the case of any natural person, the citizenship of such person.

     The Reporting Persons do not admit they constitute a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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   CUSIP NO. 531281 10 3                                    PAGE 5 of 10
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                                                                         Annex A

=====================================================================================================================
      (a)                        (b)                                (c)                           (d)   (e)   (f)
---------------------------------------------------------------------------------------------------------------------
Atalanta Selective    Call Box 10,001             Investments in equity and convertible            No    No   N/A
Fund Number Six       Incline Village, NV  89450  securities.
Limited Partnership
---------------------------------------------------------------------------------------------------------------------
L. Mark Newman        P.O. Box 5685               Mr. Newman is a private investor who, for        No    No   United
                      Incline Village, NV  89450  more than the past five years, has been                     States
                                                  Chairman of the Board and Chief Executive
                                                  Officer of Atalanta Investment Company,
                                                  Inc., a company principally engaged in the
                                                  business of providing investment advisory
                                                  services. Mr. Newman also owns an
                                                  approximately 70% interest in, and is the
                                                  General Partner of, Atalanta Selective Fund
                                                  Number Six Limited Partnership.
=====================================================================================================================

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   CUSIP NO. 531281 10 3                                    PAGE 6 of 10
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 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Partnership purchased the following shares of Common Stock on the following dates for the following amounts:

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           Shares                    Date                       Amount
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             1000                  11/19/96                    2,655.00
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             5000                  11/22/96                   13,125.00
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             8000                  12/5/96                    25,000.00
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             6000                  12/6/96                    16,500.00
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             2000                  12/10/96                    5,935.00
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             9000                  12/18/96                   27,000.00
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            11000                  1/13/97                    35,442.00
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             5000                  1/24/97                    18,125.00
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             5000                  1/31/97                    18,125.00
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            10000                  5/06/97                    26,370.00
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            10000                  5/07/97                    25,825.00
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             5000                  5/08/97                    12,887.50
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           16,000                  5/15/97                    43,175.00
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           40,000                  5/21/97                   108,700.00
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          139,200                  6/26/97                   404,376.00
==============================================================================

The purchase price of these shares of Common Stock were paid for with Partnership funds. None of these shares of Common Stock were purchased with borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Common Stock reported hereby as an investment. The Reporting Persons may purchase additional shares of Common Stock in the open market or in privately negotiated transactions, and may sell shares of Common Stock from time to time in open market or in privately negotiated transactions. The Reporting Persons may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions. Transactions in respect of the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Liberty, or the disposition of securities of Liberty; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Liberty or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Liberty or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Liberty, including any plans or proposals to change the number or term of Director or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Liberty;
(vi) any other material change in Liberty's business or corporate structure;
(vii) changes in

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   CUSIP NO. 531281 10 3                                    PAGE 7 of 10
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Liberty's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Liberty by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of Liberty becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     Each of the Reporting Persons reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

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   CUSIP NO. 531281 10 3                                    PAGE 8 of 10
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     According to Liberty's most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as of May 13, 1997, Liberty had 5,004,615 shares of Common Stock issued and outstanding. The Partnership holds of record and may be, deemed to "beneficially own," within the meaning of Exchange Act, 380,200 shares of Common Stock representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 7.6% of the total Common Stock outstanding.

     The Partnership has sole power to vote, dispose of and direct the disposition of all of the shares of Common Stock held by the Partnership. Mr. Newman is the owner of a 70% interest in, and the General Partner of, the Partnership. Accordingly, Mr. Newman may be deemed the "beneficial owner," within the meaning of the Exchange Act, of the Common Stock held by the Partnership. (See Item 2)

     During the sixty (60) days prior to the date of this statement was filed, the Partnership purchased 220,200 shares of Common Stock for $621,333.50. (See
Item 3)

     No entity other than the Partnership is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed as part of this statement on Schedule 13D:

     Exhibit A: Joint Filing Agreement dated July 7, 1997 between Atalanta Selective Fund Number Six Limited Partnership and L. Mark Newman.

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   CUSIP NO. 531281 10 3                                    PAGE 9 of 10
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                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1997

                                    ATALANTA SELECTIVE FUND NUMBER SIX LIMITED
                                    PARTNERSHIP


                                    By: /s/ L. Mark Newman
                                       ---------------------------------------
                                       L. Mark Newman, General Partner

                                    /s/ L. Mark Newman
                                    ------------------------------------------
                                    L. Mark Newman, individually

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   CUSIP NO. 531281 10 3                                   PAGE 10 of 10
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                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Liberty Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of July, 1997.

                                    ATALANTA SELECTIVE FUND NUMBER SIX LIMITED
                                    PARTNERSHIP


                                    By: /s/ L. Mark Newman
                                       ----------------------------------------
                                       L. Mark Newman, General Partner

                                    /s/ L. Mark Newman
                                    -------------------------------------------
                                    L. Mark Newman, individually